UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated June 22, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: June 22, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

ON ESTIMATED LOSS IN INTERIM RESULTS OF 2015

This announcement is made by Hong Kong Television Network Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) to provide shareholders of the Company and the public with the financial information of the Company.

The board of directors of the Company (the “Board”) wishes to inform shareholders of the Company (the “Shareholders”) and potential investors that, based on the Company’s current expectations and preliminary assessment of the latest unaudited management consolidated financial statements of the Group, the loss for the six months ending 30 June 2015 (“Current Period”) is expected to record a very significant increase as compared to the six months ended 28 February 2014. On 29 August 2014, the Board resolved to change the financial year end date of the Company from 31 August to 31 December. As a result, the corresponding comparative figures for Current Period covered the six months period from 1 September 2013 to 28 February 2014.

The expected increase in loss for the Current Period is mainly due to 1) the increase in programme costs charged to the profit or loss over the showing period while the revenue from licensing of programme rights and net advertising income was not increased proportionally; 2) the e-commerce business was officially launched on 2 February 2015 and is still in its early investment stage to be financially material to the Group; and 3) the potential impairment loss resulting from the uncertainties on the media business.

The information contained in this announcement is based on the information currently available and is not based on any figures or information audited or reviewed by the Company’s auditors. The Company is still in the course of preparing and finalising its interim results of the Group, which is expected to be published by the end of August 2015.

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Shareholders of the Company and potential investors are advised to exercise caution in dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 22 June 2015

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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